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                                                                      EXHIBIT 16




February 20, 2003


Securities and Exchange Commission
Washington, D.C. 20549

Re:      Arabian American Development Company
         File No. 0-6247

Dear Sir or Madam:

We have read Item 4 of the Form 8-K of Arabian American Development Company dated January 31, 2003. We agree with the comments in paragraphs 4 (a)(i), (ii),
(iii), (v)(B) and (vi) insofar as they relate to Grant Thornton LLP. We do not agree with the comments in paragraph 4 (a)(iv) as more fully described in our comments below relating to paragraph 4 (a)(v)(A).

We believe that the disclosures in paragraph 4 (a)(v)(A) should be supplemented as follows:

     By way of a letter addressed to the Board of Directors (Board) of Arabian American, dated December 6, 2002, we first notified the Board that the Company may have committed illegal acts by failing to disclose matters relating to its Al Masane Project in filings with the Securities and Exchange Commission (Commission) during 2000, 2001 and 2002 (Illegal Acts). On January 6, 2003, the Board met and adopted resolutions that, in pertinent part, require the President and Chief Executive Officer to fully, accurately and timely advise and inform the entire Board and its relevant committees and the appropriate executive officers of all material facts relating to the Company's business and operations.

     On December 20, 2002, we withdrew our reports on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2000 and 2001, and for the years then ended and advised the Company of certain matters that we considered to be material weaknesses in internal control. Those matters consisted of (1) failure to detect on a timely basis, accounting errors in the first quarter of 2002 that resulted in understatement of revenues in the approximate amount of $200,000 by the Company's Mexican subsidiary, (2) failure to disclose the aforementioned matters regarding the Al Masane Project in filings with the Commission and
     (3) failure to maintain translated copies of significant documents in an accessible location as part of the Company's books and records. Prior and subsequent to our December 6, 2002 letter to the Board, we requested copies of translated documents related to the Al Masane Project that had not previously been made available. Those documents were received in January 2003.

     Between December 6, 2002, when we notified the Board in writing that illegal acts may have occurred, and January 31, 2003, when we sent to the Board its report pursuant to Section 10A, paragraph (b)(2) of the Securities Exchange Act of 1934 (Section 10A Report), the Company failed to conduct an investigation to determine all the relevant facts. By way of illustration and as previously communicated to the Company, this investigation did not address fully the identity and responsibility of all persons with


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     knowledge of the omissions concerning the Al Masane Project in the
     Company's filings and what actions are appropriate in the circumstances, including whether any changes in management and/or the Board are necessary. Moreover, in our view, an adequate investigation must also seek to ascertain whether there may be other requirements or conditions that may have been imposed on the Company by the Saudi Arabian Ministry of Petroleum and Mineral Resources in connection with the implementation of the Al Masane Project.

     Finally, neither the minutes of the January 6, 2003 meeting nor any other Arabian American Board minutes provided to us disclose that any disciplinary action was taken against any member of Management or the Board, including the reprimand of the President disclosed in the Company's January 31, 2003 Form 8-K filing.

We have no basis to agree or disagree with the comments made in paragraph 4(a)(v)(C) or 4(b)(i).

Very truly yours,

/s/ GRANT THORNTON, LLP

Grant Thorton, LLP